

May 17, 2012

<u>Via E-mail</u>
Ryan Hart
Chief Executive Officer
TurkPower Corporation
100 Park Avenue, Suite 1600
New York, NY 10017

> **Re: TurkPower Corporation**
> **Preliminary Information Statement on Schedule 14C**
> **Filed May 8, 2012**
> **File No. 000-52630**

Dear Mr. Hart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   We note your proposals to increase authorized shares, to effectuate a reverse stock split, and to change the name of your company. Please provide the disclosure required by Item 14 of Schedule 14A or advise. Please refer to Note A of Schedule 14A, as well as Item 1 of Schedule 14C, which incorporates the disclosure requirements of Schedule 14A.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Sandra B. Hunter, Staff Attorney, at (202) 551-3758 or me at (202) 551-3402 with any questions.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Adviser

cc: Peter Campitiello
        Tarter Krinsky & Drogin LLP
        Via E-mail